
December 2, 2013

<u>Via E-mail</u>
Nicholas S. Schorsch
Chairman
American Realty Capital Hospitality Trust, Inc.
405 Park Avenue
New York, New York11525

> **Re:** **American Realty Capital Hospitality Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed November 14, 2013**
> **File No.  333-190698**

Dear Mr. Schorsch:

We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 1 in our letter dated October 22, 2013 and will continue to monitor.  Please note that we will not be in a position to declare your filing effective until we have had an opportunity to review such materials.

Financing, page 108

2. It appears your disclosures indicate that the purchase price for the membership interest purchase agreement by AR Capital, LLC with Barcelo Crestline Corporation (BCC) was financed with the proceeds of a promissory note to be made by your operating partnership and that you will need to reserve funds for such purpose.   Please clarify the rationale for your operating partnership to take on this obligation on behalf of AR Capital, LLC and how this obligation has been reflected within your financial statements.   To the extent you have not, please indicate your basis for exclusion.

Liquidity and Capital Resources, pages 161 - 162

3.      Please expand your discussion to also disclose the amount of organizational and offering costs incurred/paid on your behalf since September 30, 2013, if material.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Summary of Operating Results, page 160

4.      Please revise to provide the Occupancy, ADR and RevPAR figures separately for the hotels that will be consolidated assets and hotels that will be unconsolidated joint ventures or advise.

5.      Please revise to discuss with greater specificity the RevPAR growth rate figures you have included, including a discussion of the data used for these calculations.

Description of Potential Real Estate Investments, page 169

6.      We note your disclosure in the second paragraph on page 169 regarding amending this prospectus to include any required financial statements.  We further note the financial statements beginning on page F-1.  Please revise your disclosure on page 169 accordingly or advise.

Unaudited Pro Forma Consolidated Balance Sheet as of September 30, 2013, page F-2

7.      Please revise to include a column for the historical financial information for the Barcelo Portfolio that agrees to the unaudited financial statements of the Barcelo Portfolio provided elsewhere within your registration statement and a separate column for any adjustments to the historical financial information to arrive at your pro forma balance sheet.  Each of the adjustments should then be cross referenced to a note disclosure explaining how the adjustments were derived.

8.      We note from disclosures on page 171 that the sellers of the properties you plan to acquire will be entitled to an earn-out payment calculated based upon an earnings target for hotel operations during the second year following acquisition. Please clarify how this earn-out obligation has been reflected within your unaudited pro forma consolidated balance sheet as of September 30, 2013.

Notes to Unaudited Pro Forma Consolidated Balance Sheet, page F-3

9.      Reference is made to Note (3), we note that estimates of value are made using customary methods, including the data from appraisals, comparable sales, discounted cash flow analysis and other methods.   It appears your process utilizes multiple valuation techniques, such as the market approach, income approach, and the cost approach.   To

the extent the process was consistent for all line items, please revise note (2) to provide a description of each technique, the significant inputs utilized for each technique, and the weight placed on each technique in arriving at your estimates of value   To the extent each technique was not equally weighted, please discuss how you determined the weight placed on each technique and disclose the range in potential assumed public offering prices that could have resulted assuming a different weighting of each technique utilized. If different methods were used for each specific line item, please discuss each adjustment separately and provide a distinct footnote explanation.

Unaudited Pro Forma Consolidated Statement of Operations, page F-4

10.   Please clarify whether the historical financial statements of the Barcelo Portfolio are indicative of your ongoing entity.   To the extent they are not, your pro forma financial information should reflect the impact of any differences to the extent they are factually supportable and have an ongoing impact.   Examples of such differences may include termination or revision of possible cost sharing agreements.   Please clarify or revise accordingly.

Barcelo Portfolio (Predecessor)

Note 1 – Description of Business and Basis of Presentation, pages F- 37 – F-38

11.   We note that the accompanying combined financial statements include allocations deemed reasonable by management to present the combined financial statements on a stand-alone basis.   You also indicate that descriptions of these methodologies have been described in your note disclosures where appropriate.   We could not locate such discussions, please revise to provide a description of the types of expenses that have been allocated and the methodology utilized for the allocation.  In addition, to the extent practicable and material, please disclose for each income statement period, your estimates of what these expenses would have been had the combined entity operated as an unaffiliated entity.   Reference is made to Question 2 of SAB Topic 1B.

Note 3 – Variable Interest Entities and Investments in Unconsolidated Affiliates, pages F-41 – F-42

12.   Please provide to us your evaluation of Rule 3-09 of Regulation S-X in determining whether any of the equity method investments are significant to require separate audited financial statements.

13.   Please revise to disclose your maximum exposure to loss as a result of your involvement with the VIE.   Reference is made to paragraph 810-10-50-4 of the Financial Accounting Standards Codification.

<u>Schedule III – Real Estate And Accumulated Depreciation, pages F-48 – F-49</u>

14.     Please revise to disclose in a note to the gross amount column your aggregate cost for Federal income tax purposes.   Reference is made to Rule 12-28 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Wilson Lee, Staff Accountant, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters.  Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or me at (202) 551-3401 with any other questions.

            Sincerely,

            /s/ Jennifer Gowetski

            Jennifer Gowetski
            Senior Counsel

cc:  Peter M. Fass, Esq.
   Proskauer Rose LLP